Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

RE: Form 8-K/A Item 4.01 filed December 20, 2006
    File #333-91190

December 26, 2006

Dear Mr. Gordon:

Further to our telephone conversation of December 22, 2006, we are filing this letter as correspondence in addition to the 8K/A filed on December 20, 2006.

We acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.

Sincerely

/s/ Raj-Mohinder Gurm

Raj-Mohinder Gurm
President and CFO
NATCO INTERNATIONAL INC.
Suite 200, 13018 - 80th Avenue
Surrey, BC Canada
V3W 3B2